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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15046511

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 37193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Friedman, Luzzatto & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14755 Preston Road, Suite 515
(No. and Street)

Dallas	Texas	75254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Friedman — 972-404-1011
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB

RJ 3/11/15

OATH OR AFFIRMATION

I, Laura Friedman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Friedman, Luzzatto & Co., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

BRENDA LAKE
Notary Public, State of Texas
My Commission Expires
May 20, 2016

Notary Public

Signature

Chief Executive Officer
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Report of Independent Registered Public Accounting Firm on Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

FRIEDMAN, LUZZATTO & CO.

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Friedman, Luzzatto & Co.

We have audited the accompanying statement of financial condition of Friedman, Luzzatto & Co. (a Texas corporation) as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Friedman, Luzzatto & Co.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Friedman, Luzzatto & Co. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Friedman, Luzzatto & Co.'s financial statements. The supplemental information is the responsibility of Friedman, Luzzatto & Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 26, 2015

FRIEDMAN, LUZZATTO & CO.
Statement of Financial Condition
December 31, 2014

ASSETS	
Cash and cash equivalents	$ 27,626
Accounts receivable	21,405
Prepaid expenses	3,949
Clearing deposit	100,229
Property and equipment, net of accumulated depreciation and amortization of $12,137	2,924
TOTAL ASSETS	$ 156,133
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 842
Payable to clearing broker-dealer	1,089
TOTAL LIABILITIES	1,931
Stockholders' Equity	
Preferred stock, Series A	10
Preferred stock, Series B	2
Common stock	1,000
Additional paid-in capital	492,008
Accumulated deficit	(338,818)
TOTAL STOCKHOLDERS' EQUITY	154,202
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 156,133

See notes to financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Income
Year Ended December 31, 2014

Revenue	
Financial advisory	120,352
Interest income	15
TOTAL REVENUE	120,367
Expenses	
Clearing and execution	14,068
Compensation and related costs	239,922
Communications	1,664
Depreciation and amortization	4,296
Dues and subscriptions	10,715
Professional fees	29,598
Regulatory fees	1,502
Rent	33,944
Travel	2,178
Utilities	2,275
Other expenses	1,960
TOTAL EXPENSES	342,122
Net loss before income taxes	(221,755)
Income taxes - state	2,440
NET LOSS	$ (224,195)

See notes to financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2014

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2013	$ 12	$ 1,000	$ 320,008	$ (114,623)	$ 206,397
Additional capital contributed			172,000		172,000
Net loss				(224,195)	(224,195)
Balances at December 31, 2014	$ 12	$ 1,000	$ 492,008	$ (338,818)	$ 154,202

See notes to financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows From Operating Activities:	
Net loss	$ (224,195)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	4,296
Change in operating assets and liabilities	
Increase in accounts receivable	(21,405)
Increase in prepaid expenses	(2,151)
Decrease in accounts payable and accrued expenses	(8,963)
Decrease in payable to clearing broker-dealer	(20)
Net cash used in operating activities	(252,438)
Cash Flows From Financing Activities:	
Additional capital contributed	172,000
Net decrease in cash and cash equivalents	(80,438)
Cash and cash equivalents at beginning of year	108,064
Cash and cash equivalents at end of year	$ 27,626
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ -
Income taxes - state	$ 2,440

See notes to financial statements.

FRIEDMAN, LUZZATTO & CO.

Notes to Financial Statements
December 31, 2014

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Friedman, Luzzatto & Co. (the Company) was organized in December 1986 as a Texas corporation. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities and clears all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company's operations consist primarily in providing municipal bond underwriting, placement agent, financial advisory and consulting to state and local governments nationwide.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Statement of Cash Flows

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

FRIEDMAN, LUZZATTO & CO.
Notes to Financial Statements
December 31, 2014

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of three years.

Revenue Recognition

Underwriting, placement agent and financial advisory revenue are recognized during the period the transactions are completed and the income is determinable.

Consulting fees are recognized during the period the services are rendered.

Income Taxes

As of December 31, 2014, open Federal tax years subject to examination include the tax years ended December 31, 2011 through December 31, 2013.

The Company is also subject to various state income taxes.

Note 2 - Property and Equipment

Property and equipment consists of the following:

Computer equipment	$ 2,165
Telephone system	1,001
Leasehold improvements	11,895
	15,061
Less accumulated depreciation and amortization	(12,137)
	$ 2,924

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $125,899, which was $25,899 in excess of its required net capital of $100,000. The Company's net capital ratio was .02 to 1.

Note 4 - Capital Stock

The Company has the authority to issue 1,010,000 shares of capital stock consisting of 1,000,000 shares of no par value common stock and 10,000 shares of $.01 par value preferred stock.

At December 31, 2014, the Company has 1,000 shares of common stock issued and outstanding, 1,000 shares of Series A preferred stock designated, issued and outstanding and 233 shares of Series B preferred stock designated, issued and outstanding.

The Series A Preferred Stock entitles its holders to a 4% dividend which compounds annually on paid-in consideration of $10. No dividends have been declared on the Series A Preferred Stock since its issuance. The holders are also entitled to a liquidating distribution of $150 per share before any distribution to the holders of the Company's common stock.

The Series B Preferred Stock is on liquidation parity with the Series A Preferred Stock. The Series B Preferred Stock entitles its holders to a 4% dividend which compounds annually on paid in consideration of $35,000. No dividends have been declared on the Series B Preferred Stock since its issuance. The holders are also entitled to a liquidating distribution of $150 per share before any distribution to the holders of the Company's common stock. As of December 31, 2014, $41,688 of cumulative dividends are in arrears on Series B Preferred Stock ($179 per share).

Note 5 - Related Party Transactions/Economic Dependency/Concentration of Services

The Company and one of its shareholders, a corporation and related party, are under common control and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

The sole shareholder of the Company's corporate shareholder, a registered securities representative and officer of the Company, generated 100% of the Company's securities revenue and received approximately 18% of the Company's compensation during 2014. The Company is economically dependent on the services provided by this related party representative.

Note 6 - Transactions with Clearing Broker-Dealer

The Company has an agreement with a clearing broker-dealer to provide clearing, execution and other related securities services. Municipal underwriting fees are charged based on the par value of an underwriting and clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. There is a minimum clearing and execution fee, currently $1,089 per month. The agreement also requires the Company to maintain a minimum of $100,000 in a deposit account with the clearing broker-dealer.

Note 7 - Income Taxes

The Company incurred a tax loss for the year, therefore, there is no provision for current federal income taxes. The Company has a net operating loss carry forward of approximately $523,000 available to offset future taxable income, which begins expiring in 2031. The net operating loss carry forward creates a deferred tax asset of approximately $131,000; which is fully reserved with a valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 8 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses incurred to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has a clearing deposit held by its clearing broker-dealer of $100,229 or approximately 64% of the Company's total assets at December 31, 2014.

Note 9 - Commitments

The Company leases office facilities in Dallas, Texas under a non-cancellable operating lease expiring in August 2015. Future minimum lease commitments for each of the years ending December 31, are as follows:

2015	23,024
	$ 23,024

Note 9 - Commitments, continued

The Company is required to pay minimum monthly clearing charges to its clearing broker-dealer, currently $1,089 a month.

Note 10 - Subsequent Events

The Company's corporate shareholder contributed $15,000 in January 2015 and $12,000 in February 2015 as additional capital.

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2014, through February 26, 2015 the date the financial statements were available to be issued.

Schedule I

Friedman, Luzzatto & Co.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2014

Computation of Net Capital

Total stockholders' equity qualified for net capital	$ 154,202
Deductions / charges	
Non-allowable assets:	
Accounts receivable	21,405
Prepaid expenses	3,949
Property and equipment, net	2,924
Total deductions / charges	28,278
Net Capital before haircuts on securities positions	125,924
Haircuts on securities:	
Cash equivalents	25
Net Capital	$ 125,899
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 842
Payable to clearing broker-dealer	1,089
Total aggregate indebtedness	$ 1,931
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 25,899
Ratio of aggregate indebtedness to net capital	.02 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2013 as filed by Friedman, Luzzatto & Co. on Form X-17A-5. Accordingly, no reconciliation is necessary.

See accompanying report of independent registered public accounting firm.

Schedule I, continued

Friedman, Luzzatto & Co.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2014

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying report of independent registered public accounting firm.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Friedman, Luzzatto & Co.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Friedman, Luzzatto & Co. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Friedman, Luzzatto & Co. claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) Friedman, Luzzatto & Co. stated that Friedman, Luzzatto & Co. met the identified exemption provisions throughout the most recent fiscal year without exception. Friedman, Luzzatto & Co.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Friedman, Luzzatto & Co.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 26, 2015

Friedman, Luzzatto & Co.
Member FINRA and SIPC

Friedman, Luzzatto & Co.
Exemption Report

Friedman, Luzzatto & Co. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R § 240.15c3-3(k):(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Friedman, Luzzatto & Co.

I, Laura L. Friedman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Laura L. Friedman
Chief Executive Officer
February 26, 2015